[redacted]

SEC Mail Processing Section

NOV 29 2011

Washington, DC 105

SECU 11023521 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 15775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2010 (MM/DD/YY) AND ENDING 9/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Fenton Building Suite 200
(No. and Street)

Jamestown (City) New York (State) 14701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Eckback 716-484-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester, (City) New York (State) 14623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On.5

OATH OR AFFIRMATION

I, John Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co., Inc, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SUZANNE M. LINDSEY
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN CHAUTAUQUA COUNTY
01L16007580
COMMISSION EXPIRES MAY 25, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com
Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co, Inc.

We have audited the accompanying statement of financial condition of Bodell Overcash Anderson & Co. Inc. as of September 30, 2011, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodell Overcash Anderson & Co, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas J. Trumeter CPA

Thomas J. Trumeter, CPA

October 31, 2011

Bodell Overcash Anderson & Co., Inc.
Statement of Financial Condition
September 30, 2011

Assets:

Cash and cash equivalents	$	157,329
Cash - special account for the benefit of customers		5,385
Commissions receivable		17,136
Prepaid expenses		12,626
Restricted deposits		10,000
Security deposit		1,400
Employee loans receivable		2,997
Investments		6,942
Property and equipment, net		9,318
Total Assets	$	223,133

Liabilities and Shareholders' Equity

Liabilities:

Accounts payable	$	10,700
Accrued payroll and benefits		103,859
Accrued expenses		500
Total Liabilities		115,059

Shareholders' Equity:

Common stock, no par value; 200 shares authorized, 76 shares issued and outstanding		43,500
Additional paid-in capital		3,436
Accumulated other comprehensive income		3,689
Retained earnings		57,449
Total Shareholders' Equity		108,074
Total Liabilities and Shareholders' Equity	$	223,133

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Operations
For the Year Ended September 30, 2011

Revenue	
Commissions and advisory fees	$ 951,490
Interest Income	4,973
Per Ticket Charges	13,939
Total Operating Revenue	970,402
Expenses	
Selling, general and administrative expenses	803,602
Other operating expenses	171,937
Total Expenses	975,539
Net Loss Before Taxes	(5,137)
Provision for income taxes	500
Net Loss	$ (5,637)

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance - September 30, 2010	$ 43,500	$ 3,436	$ 2,576	$ 63,086	$ 112,598
Net loss and comprehensive income	-	-	1,113	(5,637)	(4,524)
Balance, September 30, 2011	$ 43,500	$ 3,436	$ 3,689	$ 57,449	$ 108,074

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash Flows from Operating Activities:		
Net Loss	$	(5,637)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		4,201
Decrease (increase) in commissions receivable		26,579
Decrease (increase) in employee loans		8,169
Decrease (increase) prepaid expenses		(1,982)
Increase (decrease) in accounts payable and accrued payroll		(876)
Total Adjustments		36,091
Net Cash Provided by Operating Activities		30,454
Cash Flows from Investing Activities:		
Acquisition of Property and Equipment		(1,125)
Net Cash Used in Investing Activities		(1,125)
Net Change in Cash and Cash Equivalents		29,329
Cash and Cash Equivalents - Beginning of Year		133,385
Cash and Cash Equivalents - End of Year	$	162,714
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Income Taxes	$	500

See accompanying notes to financial statements

BODELL OVERCASH ANDERSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

1. THE COMPANY

Bodell Overcash Anderson & Co, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns commissions from the buying and selling of financial instruments in for client's accounts and in providing Registered Investment Advisory Services. The Company was founded in Jamestown, NY in 1970 and has offices in Jamestown, Fredonia, and Lockport, NY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports its operations on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred. Customers' securities transactions are recorded on the settlement date, with related commissions income and expense recorded on the trade date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Segregated Cash - Cash is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. At the balance sheet date, cash in the amount of $5,385 has been segregated in this account.

Commissions Receivable – The Company has commission receivable that arise from the buying and selling of financial instruments for its clients in the amount of $17,136 as of September 30, 2011. Management estimates that the entire balance is collectible, and, as such, no reserve for uncollectible commissions has been established.

Subsequent Events - The Company has evaluated for subsequent events through the date of the independent auditors report, which is the date the financial statements were made available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers & Equipment	5-10 years
Leasehold Improvements	39 years

Income Taxes – The Company is organized as a "C" Corporation, and pays Federal and New York State income taxes on its income based on rates currently in effect. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2011. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the year ended September 30, 2011 were $5,327.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, accounts receivable, accounts payable, common stock and preferred stock. At September 30, 2011, cash, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820 (Prior authoritative literature: SFAS No. 157, "Fair Value Measurements"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 — Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 — Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The Company considers all assets as of September 30, 2011 to be Level 1 assets.

4. NOTE RECEIVABLE – EMPLOYEE

The Company has entered into an unsecured loan agreement with an employee for a total of approximately $3,000. Currently, payments are being made on this note by offsetting commissions earned by the employee. This note is non interest bearing and has no specified repayment terms.

5. INVESTMENTS

Investments consist of all available for sale common stocks. All investments are carried at fair market value using quoted active market prices and are measured on a recurring basis. The Company has the following portfolio of investments:

5. INVESTMENTS (CONT.)

The components of the investments are segregated as follows:

	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:			
Common Stock	$ 6,942	$ 3,689	$ -0-

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 2011:

Computers and Equipment	$ 41,002
Leasehold Improvements	5,544
	46,546
Less: Accumulated depreciation	37,228
	$ 9,318

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of $78,939 which was $28,939 in excess of its required net capital of $ 50,000 and a ratio aggregate indebtedness to net capital of 1.46 to 1.

8. INCOME TAX MATTERS

Current income taxes consisted of the following at September 30, 2011:

Provision for Federal income taxes	$ -0-
Provision for NYS income taxes	500
Total	$ 500

9. BENEFIT PLANS

The Company has a qualified profit sharing plan that covers all eligible employees of the Company. Employees are eligible for participation in the plan after completion of one year of service and attainment of age twenty-one. Profit sharing contributions may be made at the discretion of the Company's board of directors and may not exceed 15% of the annual compensation paid to all participating employees. Employer contributions to the plan for the year ended September 30, 2011 was $ 68,041.

The Company began a Health Savings Account in October, 2010. All employees who carry health insurance through the company are eligible to participate. Employees are eligible to participate after one month of service.

10. OPERATING LEASES

The Company has a month to month lease for its office in Jamestown, NY with monthly payments in the amount of $1,600.

On October 1, 2010, the Company entered into a three year operating lease agreement for its Fredonia, NY office with monthly payments in the amount of $700. The lease expires in September, 2013.

On October 1, 2010, the Company entered into a two year operating lease agreement for its Lockport, NY office with monthly payment in the amount of $999. The lease expires in September, 2012.

Rent expense under these leases for the year ended September 30, 2011 was $41,172.

Minimum annual rentals due under these operating leases are as follows for the year ending:

September 30	Amount
2012	$ 20,388
2013	8,400

11. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of commission's receivable, which are due from its clearing broker that arise from the buying and selling of financial instruments These commissions receivable are normally received within thirty days of the transaction. The Company has not experienced any losses and believes it is not exposed to any significant credit risk with respect to its commission's receivable.

Bodell Overcash Anderson & Co, Inc.
Schedule of Other Expenses (SCHEDULE I)
For the Year Ended September 30, 2011

Dues, fees, and assessments	$ 4,676
Maintenance	5,781
Meals and entertainment	9,956
FINRA membership	11,068
Life insurance for employees	1,673
Office supplies and expenses	10,450
Professional services	10,900
Property and liability insurance	5,395
Rent	41,172
Subscriptions	2,442
Telephone	17,944
Tickers and teleregisters	29,346
Travel	21,134
Total	$ 171,937

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Schedule of Selling, General, and Administrative Expenses (SCHEDULE II)
For The Year Ended September 30, 2011

Advertising expense	$ 5,327
Clearing charges	734
Commissions	342,077
Continuing education	281
Depreciation	4,201
Employer payroll taxes	45,491
Group insurance	13,498
Office salaries	81,548
Officer life insurance	769
Officer's salaries	241,635
Profit sharing expense	68,041
	$ 803,602

See accompanying notes to financial statements

BODELL OVERCASH ANDERSON & CO, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2011

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

Bodell Overcash Anderson & Co, Inc.
Schedule III - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2011

1.	Total ownership equity from Statement of Financial Condition	$ 108,074
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	108,074
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	108,074
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(26,366)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	81,708
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	(2,769)
10.	Net capital	$ 78,939

Continued on next page

Bodell Overcash Anderson & Co, Inc.
Schedule III - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2011
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 7,674
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 50,000
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000
14.	Excess net capital (line 10 less line 13)	$ 28,939
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 67,433

Computation of Aggregate Indebtedness

16.	Total liabilities from Statement of Financial Condition	$ 115,059
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 115,059
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	146%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Bodell Overcash Anderson & Co. Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net capital per the Company's FOCUS Report (Unaudited)	$ 80,667
2% Haircut on money market fund	(1,728)
Net capital per this computation	$ 78,939

See accompanying notes to financial statements

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co., Inc.

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., (Company) as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be material weaknesses or significant deficiencies, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thomas J. Trumeter CPA

Thomas J. Trumeter, CPA

October 31, 2011

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2010 to September 30, 2011, which were agreed to by Bodell Overcash Anderson & Co, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7T with respective cash disbursement records, including check number 4107 dated April 21, 2011 for $864.00 that was issued to SIPC, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended September 30, 2011 with the total revenue amount reported on Form SIPC-7T for the year ended September 30, 2011 noting no difference;

3. Compared any adjustments reported on SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas J. Trumeter, CPA

October 31, 2011

SEC Mail Processing Section

NOV 29 2011

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2010 (MM/DD/YY) AND ENDING 9/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodell Overcash Anderson & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Fenton Building Suite 200
(No. and Street)

Jamestown (City) New York (State) 14701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Eckback 716-484-7141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester, (City) New York (State) 14623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodell Overcash Anderson & Co., Inc, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUZANNE M. LINDSEY
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN CHAUTQUA COUNTY
01L16007580
MY COMMISSION EXPIRES MAY 26, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co, Inc.

We have audited the accompanying statement of financial condition of Bodell Overcash Anderson & Co. Inc. as of September 30, 2011, and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodell Overcash Anderson & Co, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas J. Trumeter, CPA

October 31, 2011

Bodell Overcash Anderson & Co., Inc.
Statement of Financial Condition
September 30, 2011

Assets:		
Cash and cash equivalents	$	157,329
Cash - special account for the benefit of customers		5,385
Commissions receivable		17,136
Prepaid expenses		12,626
Restricted deposits		10,000
Security deposit		1,400
Employee loans receivable		2,997
Investments		6,942
Property and equipment, net		9,318
Total Assets	$	223,133
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$	10,700
Accrued payroll and benefits		103,859
Accrued expenses		500
Total Liabilities		115,059
Shareholders' Equity:		
Common stock, no par value; 200 shares authorized, 76 shares issued and outstanding		43,500
Additional paid-in capital		3,436
Accumulated other comprehensive income		3,689
Retained earnings		57,449
Total Shareholders' Equity		108,074
Total Liabilities and Shareholders' Equity	$	223,133

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Operations
For the Year Ended September 30, 2011

Revenue		
Commissions and advisory fees	$	951,490
Interest Income		4,973
Per Ticket Charges		13,939
Total Operating Revenue		970,402
Expenses		
Selling, general and administrative expenses		803,602
Other operating expenses		171,937
Total Expenses		975,539
Net Loss Before Taxes		(5,137)
Provision for income taxes		500
Net Loss	$	(5,637)

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended September 30, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance - September 30, 2010	$ 43,500	$ 3,436	$ 2,576	$ 63,086	$ 112,598
Net loss and comprehensive income	-	-	1,113	(5,637)	(4,524)
Balance, September 30, 2011	$ 43,500	$ 3,436	$ 3,689	$ 57,449	$ 108,074

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash Flows from Operating Activities:		
Net Loss	$	(5,637)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		4,201
Decrease (increase) in commissions receivable		26,579
Decrease (increase) in employee loans		8,169
Decrease (increase) prepaid expenses		(1,982)
Increase (decrease) in accounts payable and accrued payroll		(876)
Total Adjustments		36,091
Net Cash Provided by Operating Activities		30,454
Cash Flows from Investing Activities:		
Acquisition of Property and Equipment		(1,125)
Net Cash Used in Investing Activities		(1,125)
Net Change in Cash and Cash Equivalents		29,329
Cash and Cash Equivalents - Beginning of Year		133,385
Cash and Cash Equivalents - End of Year	$	162,714
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for Income Taxes	$	500

See accompanying notes to financial statements

BODELL OVERCASH ANDERSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

1. THE COMPANY

Bodell Overcash Anderson & Co, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns commissions from the buying and selling of financial instruments in for client's accounts and in providing Registered Investment Advisory Services. The Company was founded in Jamestown, NY in 1970 and has offices in Jamestown, Fredonia, and Lockport, NY.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports its operations on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred. Customers' securities transactions are recorded on the settlement date, with related commissions income and expense recorded on the trade date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Segregated Cash - Cash is segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. At the balance sheet date, cash in the amount of $5,385 has been segregated in this account.

Commissions Receivable – The Company has commission receivable that arise from the buying and selling of financial instruments for its clients in the amount of $17,136 as of September 30, 2011. Management estimates that the entire balance is collectible, and, as such, no reserve for uncollectible commissions has been established.

Subsequent Events - The Company has evaluated for subsequent events through the date of the independent auditors report, which is the date the financial statements were made available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers & Equipment	5-10 years
Leasehold Improvements	39 years

Income Taxes – The Company is organized as a "C" Corporation, and pays Federal and New York State income taxes on its income based on rates currently in effect. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2011. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the year ended September 30, 2011 were $5,327.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, accounts receivable, accounts payable, common stock and preferred stock. At September 30, 2011, cash, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820 (Prior authoritative literature: SFAS No. 157, "Fair Value Measurements"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 — Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 — Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

The Company considers all assets as of September 30, 2011 to be Level 1 assets.

4. NOTE RECEIVABLE – EMPLOYEE

The Company has entered into an unsecured loan agreement with an employee for a total of approximately $3,000. Currently, payments are being made on this note by offsetting commissions earned by the employee. This note is non interest bearing and has no specified repayment terms.

5. INVESTMENTS

Investments consist of all available for sale common stocks. All investments are carried at fair market value using quoted active market prices and are measured on a recurring basis. The Company has the following portfolio of investments:

5. INVESTMENTS (CONT.)

The components of the investments are segregated as follows:

	Estimated Fair Value	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income
Current:			
Common Stock	$ 6,942	$ 3,689	$ -0-

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30, 2011:

Computers and Equipment	$ 41,002
Leasehold Improvements	5,544
	46,546
Less: Accumulated depreciation	37,228
	$ 9,318

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, the Company had net capital of $78,939 which was $28,939 in excess of its required net capital of $ 50,000 and a ratio aggregate indebtedness to net capital of 1.46 to 1.

8. INCOME TAX MATTERS

Current income taxes consisted of the following at September 30, 2011:

Provision for Federal income taxes	$ -0-
Provision for NYS income taxes	500
Total	$ 500

9. BENEFIT PLANS

The Company has a qualified profit sharing plan that covers all eligible employees of the Company. Employees are eligible for participation in the plan after completion of one year of service and attainment of age twenty-one. Profit sharing contributions may be made at the discretion of the Company's board of directors and may not exceed 15% of the annual compensation paid to all participating employees. Employer contributions to the plan for the year ended September 30, 2011 was $ 68,041.

The Company began a Health Savings Account in October, 2010. All employees who carry health insurance through the company are eligible to participate. Employees are eligible to participate after one month of service.

10. OPERATING LEASES

The Company has a month to month lease for its office in Jamestown, NY with monthly payments in the amount of $1,600.

On October 1, 2010, the Company entered into a three year operating lease agreement for its Fredonia, NY office with monthly payments in the amount of $700. The lease expires in September, 2013.

On October 1, 2010, the Company entered into a two year operating lease agreement for its Lockport, NY office with monthly payment in the amount of $999. The lease expires in September, 2012.

Rent expense under these leases for the year ended September 30, 2011 was $41,172.

Minimum annual rentals due under these operating leases are as follows for the year ending:

September 30	Amount
2012	$ 20,388
2013	8,400

11. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of commission's receivable, which are due from its clearing broker that arise from the buying and selling of financial instruments These commissions receivable are normally received within thirty days of the transaction. The Company has not experienced any losses and believes it is not exposed to any significant credit risk with respect to its commission's receivable.

Bodell Overcash Anderson & Co, Inc.
Schedule of Other Expenses (SCHEDULE I)
For the Year Ended September 30, 2011

Dues, fees, and assessments	$ 4,676
Maintenance	5,781
Meals and entertainment	9,956
FINRA membership	11,068
Life insurance for employees	1,673
Office supplies and expenses	10,450
Professional services	10,900
Property and liability insurance	5,395
Rent	41,172
Subscriptions	2,442
Telephone	17,944
Tickers and teleregisters	29,346
Travel	21,134
Total	$ 171,937

See accompanying notes to financial statements

Bodell Overcash Anderson & Co, Inc.
Schedule of Selling, General, and Administrative Expenses (SCHEDULE II)
For The Year Ended September 30, 2011

Advertising expense	$ 5,327
Clearing charges	734
Commissions	342,077
Continuing education	281
Depreciation	4,201
Employer payroll taxes	45,491
Group insurance	13,498
Office salaries	81,548
Officer life insurance	769
Officer's salaries	241,635
Profit sharing expense	68,041
	$ 803,602

BODELL OVERCASH ANDERSON & CO, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2011

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

Bodell Overcash Anderson & Co, Inc.
Schedule III - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2011

1.	Total ownership equity from Statement of Financial Condition	$ 108,074
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	108,074
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	108,074
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(26,366)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	81,708
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	(2,769)
10.	Net capital	$ 78,939

Continued on next page

Bodell Overcash Anderson & Co, Inc.
Schedule III - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2011
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 7,674
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 50,000
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000
14.	Excess net capital (line 10 less line 13)	$ 28,939
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 67,433

Computation of Aggregate Indebtedness

16.	Total liabilities from Statement of Financial Condition	$ 115,059
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 115,059
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	146%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Bodell Overcash Anderson & Co. Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net capital per the Company's FOCUS Report (Unaudited)	$ 80,667
2% Haircut on money market fund	(1,728)
Net capital per this computation	$ 78,939

See accompanying notes to financial statements

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board *WWW.PCAOBUS.ORG*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co., Inc.

In planning and performing our audit of the financial statements of Bodell Overcash Anderson & Co., (Company) as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be material weaknesses or significant deficiencies, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CPA

Thomas J. Trumeter, CPA

October 31, 2011

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
Bodell Overcash Anderson & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2010 to September 30, 2011, which were agreed to by Bodell Overcash Anderson & Co, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7T with respective cash disbursement records, including check number 4107 dated April 21, 2011 for $864.00 that was issued to SIPC, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended September 30, 2011 with the total revenue amount reported on Form SIPC-7T for the year ended September 30, 2011 noting no difference;

3. Compared any adjustments reported on SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CPA

Thomas J. Trumeter, CPA

October 31, 2011